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EXHIBIT 20.1

NEWS	Thomas & Betts Corporation 8155 T&B Boulevard Memphis, TN 38125 (901) 252-5466

FOR IMMEDIATE RELEASE	CONTACT:	Tricia Bergeron (901) 252-8266 tricia_bergeron@tnb.com

THOMAS & BETTS REPORTS SECOND QUARTER 2001 RESULTS

Company Reports Continued Improvement in Earnings from Operations and Working Capital; Announces Change in Dividend Policy

MEMPHIS, Tenn.—July 24, 2001—Thomas & Betts Corporation (NYSE: TNB) today reported financial results for the quarter ended July 1, 2001. Sales for the second quarter were $385.4 million compared to $396.9 million in the first quarter 2001 and $403.6 million in the second quarter 2000. The company reported a net loss of $5.4 million, or a loss per share of $0.09, in the quarter, relatively flat when compared with the $5.0 million net loss, or $0.09 loss per share, in the first quarter 2001. In the second quarter 2000, Thomas & Betts reported net income of $21.4 million, or $0.37 per diluted share, which included an after-tax gain on the sale of the company's Electronics OEM business of $134.1 million or $2.31 per diluted share. Excluding this gain, the company reported a net loss from continuing operations of $112.7 million, or a loss per share of $1.94, in the second quarter 2000. Second quarter 2000 results from continuing operations included significant charges. A detailed explanation of last year's charges can be found in the company's Annual Report on Form 10-K for the fiscal year 2000.

    Thomas & Betts also said that the company's Board of Directors decided to discontinue paying dividends on its common stock. The company said that this decision is not the result of unusual developments, but rather reflects the Board's decision to further strengthen the company's cash position, thereby providing management more flexibility in creating long-term shareholder value.

    "We have made tremendous progress in turning Thomas & Betts around and are positioned to deliver improved earnings going forward," said T. Kevin Dunnigan, chairman and chief executive officer of Thomas & Betts. "Retaining the cash previously used to pay dividends gives us more flexibility as we complete the company's turnaround."

GROSS MARGIN PERCENT UP OVER PRIOR QUARTER

    Continued softness in industrial, construction, cable TV and telecommunications markets adversely affected sales. Despite lower sales volumes, Thomas & Betts improved its consolidated gross margin as a percentage of sales to 25.5 percent in the second quarter 2001 from 24.6 percent in the preceding quarter. The company's negative gross margin was $25.1 million in the second quarter last year.

    The company said that it has lowered, and intends to continue to lower, its cost base by reducing headcount and improving manufacturing operating efficiencies. Thomas & Betts expects severance costs related to personnel reductions taken in the third quarter 2001 to be offset by savings realized in the third quarter from these reductions. To date, Thomas & Betts has reduced its workforce by approximately 17 percent, including hourly and salaried personnel, since December 31, 2000.

    "We are committed to further reducing costs in order to deliver improved performance even in the face of continued economic weakness," said Dunnigan. "Our goal is to achieve and sustain a substantial improvement in our gross margin above its current level."

SG&A EXPENSES REDUCED

    Selling, general and administrative (SG&A) expenses for the second quarter were $84.4 million, or 21.9 percent of sales, compared to $89.0 million, or 22.4 percent of sales, in the first quarter 2001 and $115.6 million, or 28.6 percent of sales in the second quarter 2000. The quarter-over-quarter improvement is due, in part, to personnel reductions. The company expects to further reduce SG&A expenses as a percentage of sales.

OTHER ITEMS

    Income from unconsolidated companies in the second quarter was $0.2 million versus $3.4 million in the first quarter 2001 and $3.8 million in the second quarter last year. The reduction was due primarily to lower domestic results related to these entities.

    Net interest expense in the second quarter 2001 was $10.5 million, compared with $10.0 million in the preceding quarter and $14.5 million in the second quarter 2000. The net quarter-over-quarter increase was primarily due to lower levels of interest income resulting from lower market interest rates.

    Other expense was $2.2 million in the reported period compared to $0.5 million of other income in the first quarter 2001. This change largely reflects the impact of unfavorable foreign currency exchange.

BALANCE SHEET STRENGTHENED

    Thomas & Betts continued to strengthen its balance sheet during the second quarter. Accounts receivable decreased to $261.0 million compared to $283.6 million at the end of the first quarter 2001. This reduction is due, in large part, to the company's continued success in improving its collections process. Accounts receivable were down $64.7 million, or 20 percent compared to year-end 2000. Days Sales Outstanding (DSO) continued to improve in the second quarter and have been reduced by more than one-third since the end of the second quarter 2000, when the company began a comprehensive program to resolve issues that had led to high levels of accounts receivable.

    Inventory levels at the end of the second quarter 2001 were approximately $16 million lower than at the end of the first quarter and approximately $15 million lower than December 31, 2000. The company's ability to continue to reduce inventories, even in the face of lower sales volumes, illustrates its commitment to tightly manage its inventory.

    Net debt (total debt less cash, cash equivalents and marketable securities) decreased by $5.7 million compared to April 1, 2001 and increased by $10.5 million compared to December 31, 2000.

QUARTER-OVER-QUARTER SEGMENT RESULTS REFLECT LOWER SALES VOLUMES

    Sales in the company's Electrical segment were $302.0 million for the quarter, down from $309.6 million in the first quarter of 2001 and basically flat with the $303.2 million reported in the second quarter of 2000. Earnings in the segment were $4.0 million versus $0.9 million in the first quarter and a loss of $114.4 million in the year-earlier period. Segment earnings in the second quarter 2000 were significantly impacted by charges taken in that quarter. Segment sales in the second quarter 2001 were adversely impacted by the continued slow down in industrial and construction markets. The improvement in segment earnings from the prior quarter is primarily the result of actions taken by management to reduce manufacturing and SG&A expenses.

    Sales in the Steel Structures segment were $36.3 million for the second quarter, compared to $33.4 million in the first quarter 2001 and $32.5 million in the second quarter 2000. Earnings in the segment were $5.1 million versus $3.5 million in the preceding quarter and $3.3 million in the second quarter 2000. The higher sales volumes are due to incremental capacity and strong demand for infrastructure to support power grids. A favorable product mix also boosted segment earnings.

    In the company's Communications segment, sales were $27.6 million, down slightly from the $28.3 million reported in first quarter 2001. On a year-over-year basis, sales were down significantly from the $43.4 million reported for the same three-month period in 2000, largely as a result of previously divested and discontinued product lines. Continued weak market demand for cable TV (CATV) products, and telecom and CATV distributors' efforts to reduce their inventories are the primary drivers behind reduced sales volumes. The segment recorded a loss of $2.8 million, slightly less than the $3.1 million loss in the first quarter 2001 and significantly less than the $16.6 million loss in the second quarter 2000. The second quarter 2000 earnings were also significantly impacted by charges taken in that quarter. Second quarter 2001 segment earnings were positively affected by efforts made to reduce manufacturing and SG&A expenses to better match current demand levels.

    The HVAC segment reported sales of $19.6 million for the quarter, down $6.0 million from the preceding quarter and $5.0 million from the second quarter of last year. Sales continued to be adversely affected by changes made to an "early-stock" program for distributors historically used by the company, as well as reduced demand for made-to-order products due to soft construction markets. The segment reported a loss of $1.3 million in the quarter compared to earnings of $1.0 million in first quarter 2001 and earnings of $0.8 million in the same period of 2000. The reduction in earnings was primarily due to lower sales volume. The company believes that the change in the early-stock program has affected the timing of sales and should result in higher-than-historical sales levels in the second half of the year and improved profitability on those sales.

OUTLOOK REMAINS POSITIVE

    "Our ability to report quarter-over-quarter sequential improvement in working capital, expense reduction and net debt demonstrates that we have fundamentally fixed the majority of the issues affecting our performance," said Dunnigan. "We are very pleased with our progress, particularly in the face of the significant deterioration of our key markets. However, we are not yet finished and have plans underway to further reduce costs, improve operating efficiencies and return our performance to acceptable levels even in the face of a weak economic climate."

SIX-MONTH RESULTS

    For the six months ended July 1, 2001, net sales were $782.4 million compared to $878.8 million in the first half of 2000. The company recorded a net loss of $10.3 million or $0.18 loss per share in the first half of 2001. In the same six-month period last year, Thomas & Betts reported net earnings of $44.7 million or $0.77 per diluted share. These results included an after-tax gain on the sale of the company's Electronics OEM business of $134.1 million or $2.31 per diluted share and after-tax earnings from discontinued operations of $14.7 million or $0.25 per diluted share.

    Thomas & Betts is a leading designer and manufacturer of connectors and components for worldwide electrical, communication, and utility markets. The company also manufactures industrial heating and cooling units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide. Visit Thomas & Betts on the World Wide Web at www.tnb.com.

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Note: Financial Tables Attached

    Thomas & Betts will hold a conference call/webcast to discuss the company's second quarter 2001 results on Tuesday, July 24, 2001 at 10:00 am Central Daylight Time. To access the call, please call (973) 628-9554 or visit www.tnb.com.

This press release includes forward-looking statements that are subject to many uncertainties in the company's operations and business environment. Such uncertainties, which are discussed further in the company's annual and quarterly filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

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THOMAS & BETTS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share data)

(Unaudited)

	Quarter Ended		Six Months Ended
	July 1, 2001	July 2, 2000	July 1, 2001	July 2, 2000
		(Restated)		(Restated)
Net sales	$385,444	$403,645	$782,392	$878,777
Costs and expenses:
Cost of sales	287,122	428,727	586,507	784,422
Selling, general and administrative	84,377	115,614	173,402	206,899
Research and development	4,983	6,337	10,668	12,519
Amortization of intangibles	4,200	4,442	8,205	8,896
Restructured operations (recovery)	7	—	—	(449)

	380,689	555,120	778,782	1,012,287

Earnings (loss) from operations	4,755	(151,475)	3,610	(133,510)
Income from unconsolidated companies	245	3,756	3,679	9,008
Interest expense—net	(10,529)	(14,464)	(20,498)	(28,750)
Other expense—net	(2,246)	(1,552)	(1,763)	(5,425)

Loss from continuing operations before income taxes	(7,775)	(163,735)	(14,972)	(158,677)
Income tax benefit	(2,410)	(51,002)	(4,641)	(54,559)

Loss from continuing operations	(5,365)	(112,733)	(10,331)	(104,118)
Earnings from discontinued operations	—	—	—	14,724
Gain on sale of discontinued operations	—	134,089	—	134,089

Net earnings (loss)	$(5,365)	$21,356	$(10,331)	$44,695

Basic earnings (loss) per share:
Loss from continuing operations	$(0.09)	$(1.94)	$(0.18)	$(1.79)
Earnings from discontinued operations	—	—	—	0.25
Gain on sale of discontinued operations	—	2.31	—	2.31

Net earnings (loss)	$(0.09)	$0.37	$(0.18)	$0.77

Diluted earnings (loss) per share:
Loss from continuing operations	$(0.09)	$(1.94)	$(0.18)	$(1.79)
Earnings from discontinued operations	—	—	—	0.25
Gain on sale of discontinued operations	—	2.31	—	2.31

Net earnings (loss)	$(0.09)	$0.37	$(0.18)	$0.77

Average shares outstanding:
Basic	58,149	57,962	58,086	57,917
Diluted	58,149	57,962	58,086	57,917

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

Segment Information

(In thousands)

(Unaudited)

	Quarter Ended		Six Months Ended
	July 1, 2001	July 2, 2000	July 1, 2001	July 2, 2000
		(Restated)		(Restated)
Net Sales:
Electrical	$302,040	$303,220	$611,680	$673,143
Steel Structures	36,270	32,479	69,662	61,894
Communications	27,579	43,387	55,919	90,849
HVAC	19,555	24,559	45,131	52,891

	$385,444	$403,645	$782,392	$878,777

Segment Earnings (Loss):
Electrical	$3,986	$(114,350)	$4,895	$(96,020)
Steel Structures	5,126	3,337	8,668	7,325
Communications	(2,783)	(16,566)	(5,922)	(19,278)
HVAC	(1,329)	806	(352)	3,635

	$5,000	$(126,773)	$7,289	$(104,338)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands)

(Unaudited)

	July 1, 2001	December 31, 2000
ASSETS
Current Assets:
Cash and cash equivalents	$172,131	$199,285
Marketable securities	11,613	19,390
Receivables—net	261,033	325,671
Receivables—OEM sale	35,000	35,000
Inventories—net	283,705	298,852
Prepaid income taxes	42,040	—
Deferred income taxes	54,047	83,251
Prepaid expenses	10,148	7,112

Total Current Assets	869,717	968,561
Property, plant and equipment—net	410,005	425,477
Intangible assets—net	522,281	537,502
Investments in unconsolidated companies	122,682	121,645
Other assets	30,687	34,578

Total Assets	$1,955,372	$2,087,763

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term debt	$47	$16,453
Current maturities of long-term debt	6,253	6,025
Accounts payable	136,541	156,840
Accrued liabilities	180,533	209,634
Income taxes	—	14,078
Dividends payable	16,269	16,230

Total Current Liabilities	339,643	419,260
Long-term debt	661,773	669,983
Other long-term liabilities	75,917	80,090
Deferred income taxes	20,211	12,520
Shareholders' Equity	857,828	905,910

Total Liabilities and Shareholders' Equity	$1,955,372	$2,087,763

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share data)

(Unaudited)

	Quarter Ended
	April 1, 2001	July 1, 2001
Net sales	$396,948	$385,444
Costs and expenses:
Cost of sales	299,385	287,122
Selling, general and administrative	89,025	84,377
Research and development	5,685	4,983
Amortization of intangibles	4,005	4,200
Restructured operations (recovery)	(7)	7

	398,093	380,689

Earnings (loss) from operations	(1,145)	4,755
Income from unconsolidated companies	3,434	245
Interest expense—net	(9,969)	(10,529)
Other (expense) income—net	483	(2,246)

Loss from continuing operations before income taxes	(7,197)	(7,775)
Income tax benefit	(2,231)	(2,410)

Net loss	$(4,966)	$(5,365)

Basic loss per share	$(0.09)	$(0.09)

Diluted loss per share	$(0.09)	$(0.09)

Average shares outstanding:
Basic	58,039	58,149
Diluted	58,039	58,149

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  EXHIBIT 20.1
Consolidated Statements of Operations
Segment Information
Consolidated Balance Sheets
Consolidated Statements of Operations